Exhibit 99.4

Further to the announcement made on 27 June 2003 confirming the appointment of Mr Peter Ellwood as Deputy Chairman of Imperial Chemical Industries PLC, the Company confirms that, pursuant to section 6.F.2 of the FSA Listing Rules, that there is no such information to be disclosed.

The Company can also confirm that Mr Peter Ellwood has no share interests in Imperial Chemical Industries PLC at this current time.

2 July 2003

End